UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

CPS Technologies Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

12619F104

(CUSIP Number)

March 19, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12619F104	SCHEDULE 13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Peregrine Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 813,833
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 813,833
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,833
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class was calculated based on 14,352,542 shares of Common Stock outstanding as of March 5, 2021, as set forth in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 17, 2021.

CUSIP No. 12619F104	SCHEDULE 13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Peregrine Trust Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 815,894
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 815,894
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 815,894
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class was calculated based on 14,352,542 shares of Common Stock outstanding as of March 5, 2021, as set forth in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 17, 2021.

CUSIP No. 12619F104	SCHEDULE 13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Peregrine Financial Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,629,727
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,629,727
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,727
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

The percent of class was calculated based on 14,352,542 shares of Common Stock outstanding as of March 5, 2021, as set forth in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 17, 2021.

CUSIP No. 12619F104	SCHEDULE 13G	Page 5 of 7 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

CPS Technologies Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

111 South Worcester Street Norton, MA 02766

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Peregrine Holdings, LLC, a Delaware limited liability company (“Peregrine Holdings”).

(ii)  Peregrine Trust Company, LLC, a Wyoming limited liability company (“PTC”).

(iii)  Peregrine Financial Corporation, a Delaware corporation (“PFC”).

The address of the principal business office of each of the reporting persons is 222 Rosewood Drive, Suite 530, Danvers, MA 01923.

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share ( “Common Stock”)

	(e)	CUSIP Number: 12619F104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	Peregrine Holdings directly owns 813,833 shares of Common Stock, which represents 5.7% of the outstanding Common Stock.

CUSIP No. 12619F104	SCHEDULE 13G	Page 6 of 7 Pages

	(ii)	PTC may be deemed to beneficially own 815,894 shares of Common Stock, consisting of 813,834 shares held directly by CMS Holdings, L.L.C. (“CMS Holdings”) and 2,060 shares held directly by Stephen R. Currier Continuing Trust Under Article Seventh of the Last Will and Testament of Michael S. Currier fbo Ailsa Christina Griscom Currier and her descendants (“SRC Trust”), which represents 5.7% of the outstanding Common Stock. CMS Holdings is directly owned by MSC Trust (Trust u/w dtd 12/12/96 Michael S. Currier (Art 8th) fbo Karin A. Griscom ) (“MSC Trust”). PTC is the trustee of each of SRC Trust and MSC Trust.

	(iii)	PFC may be deemed to beneficially own 1,629,727 shares of Common Stock, consisting of 813,833 shares held directly by Peregrine Holdings and 815,894 shares beneficially owned by PTC, which represents 11.4% of the outstanding Common Stock. PFC provides administrative support services to each of Peregrine Holdings and PTC..

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Peregrine Holdings	813,833	0	813,833	0
PTC	815,894		815,894
PFC	1,629,727		1,629,727

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 14,352,542 shares of Common Stock outstanding as of March 5, 2021, as set forth in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 17, 2021.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 12619F104	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2021

PEREGRINE HOLDINGS, LLC

By:	/s/ Stephen J. Therrien
Name: Stephen J. Therrien
Title: Authorized Signatory

PEREGRINE TRUST COMPANY, LLC

By:	/s/ Matt Tobin
Name: Matt Tobin
Title: Secretary

PEREGRINE FINANCIAL CORPORATION

By:	/s/ Stephen J. Therrien
Name: Stephen J. Therrien
Title: Vice President